Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,										Six Months Ended June 30,
(dollars in thousands)	2008		2009(2)		2010(2)		2011		2012		2013		2012(2)
Net income (loss)	$2,162		$(58,038)		$(40,102)		$8,550		$9,821		$15,185		$(8,894)
Income tax expense (benefit)	9,349		(36,101)		(23,469)		6,623		9,476		6,493		(9,252)
Fixed charges	242,877		268,441		254,098		239,842		227,520		111,775		113,712

Earnings	254,388		174,302		190,527		255,015		246,817		133,453		95,566

Interest expense, net	169,150		196,520		185,681		170,524		156,762		74,508		78,424
Rents under leases representative of an interest factor (1/3)	73,362		71,556		68,052		68,953		70,393		37,085		35,106
Preferred dividends	365		365		365		365		365		182		182

Fixed charges	242,877		268,441		254,098		239,842		227,520		111,775		113,712

Ratio of earnings to fixed charges	1.0	x	0.6	x	0.7	x	1.1	x	1.1	x	1.2	x	0.8	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009 and the six months ended June 30, 2012, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million and $18.1 million, respectively.